FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt, an 80.4% indirectly owned subsidiary of HSBC Holdings plc.

2 March 2011

HSBC TRINKAUS & BURKHARDT AG
2010 PRELIMINARY RESULTS

• Pre-tax profit increased by 28.3% to €210.0m (2009: €163.7m)
• Operating profit grew 12.2% to €220.3m, the highest achieved in the bank's history (2009: €196.4m)
• Net fee income 16.7% higher at €404.0m (2009: €346.2m)
• Net operative trading income grew by 5.7% to €124.6m (2009: €117.9m)
• Tier 1 capital ratio 13.0% compared to 10.4% for 2009.

Overview
In its 225th year, HSBC Trinkaus & Burkhardt AG ('HSBC Trinkaus') reported its strongest results in the bank's history. Pre-tax profit increased by 28.3% to a record €210.0m (2009: €163.7m) and operating profit grew 12.2% to €220.3m (2009: €196.4m) in 2010.

HSBC Trinkaus has emerged strongly from the current financial crisis. The 2010 results of the bank, which remained profitable throughout the financial crisis, exceeded the record performance of 2007. The strong results are particularly remarkable in a year of significant investment to support the bank's growth strategy. This performance is based on the bank's sustainable business model, which clearly focuses on three target groups - high net worth individuals, corporate clients and institutional clients. It is supported by risk-aware trading operations and the bank's ability to adapt to market changes. As a member of the HSBC Group, the bank is able to offer its clients the continuity, professionalism and individuality of a private bank together with the international service capacity and capital strength of a global financial services provider. With a long-term "AA" issuer rating, HSBC Trinkaus has the best Fitch rating among the German private banks.

Financial commentary
Net interest income was down 10.2% to €128.7m (2009: €143.3m). HSBC Trinkaus benefited only slightly from its high level of customer deposits as euro money market rates and consequently the bank's margins on deposits remained at historically low levels. In line with the bank's business model which has traditionally earned a high proportion of net fee income, net interest income contributed around 20% of total operating revenues.

Net loan impairment and other credit risk provisions fell by €14.7m to €7.7m (a reduction of 65.6%), largely due to a release of €2.5m of collectively assessed impairments compared with a charge of €9.0m in 2009. This reflected the improving economic environment and speed of economic recovery.

Net fee income rose significantly by 16.7% to €404.0m (2009: €346.2m), with growth in most business areas. The investment banking business generated substantially higher net fee income of €34.2m acting as lead manager on equity capital market transactions for several listed German companies.

Net operative trading income, comprising net trading income from the bank's trading desks but excluding results from derivatives held in the banking book, increased by 5.7% to €124.6m (2009: €117.9m) as HSBC Trinkaus improved its performance in all trading divisions. Trading in equities and equity-linked derivatives, in particular products for the German retail market, was the principal driver of the increase in net operative trading income.

Administrative expenses increased by 9.6% to €439.3m (2009: €400.8m), mainly reflecting strategic investments to implement the bank's growth strategy. The headcount increased by 160 to 2,440 employees.

After a loss of €24.0m reported in 2009, losses on financial assets in the current year were significantly lower at €0.6m. HSBC Trinkaus benefited from the recovery in market prices.

Total assets at €18.6bn were similar to those at the end of 2009 (31 December 2009: €18.7bn). The bank's main source of financing continues to be customer deposits, which account for 54.6% of the balance sheet, a testimony to the clients' trust and confidence in the bank.

The bank increased its shareholders' equity by 21.4% to €1.3bn following the rights issue in July 2010, which raised around €150m, and increased retained earnings by €60m from profits generated in 2009. The bank recommends the payment of a dividend of €2.50 per share, unchanged from that paid in 2009; representing a total dividend payout of €70.3m and allowing the bank to allocate an additional amount of €70m from profits generated in 2010 to further strengthen the capital base.

Following approval of the accounts, the tier 1 capital ratio will be significantly higher at 13.0% (2009: 10.4%) and the total capital ratio will be a strong 17.2% (2009: 14.8%). The bank is well placed in respect to the Basel III regulatory requirements both as to composition of its core tier 1 capital and required capital ratios. HSBC Trinkaus has excellent liquidity which, in contrast to many competitors, improved during the financial crisis.

Customer Groups
All customer groups made a significant profit contribution, reflecting the well-balanced structure of the bank.

Corporate Banking was particularly successful with a 14.1% increase in pre-tax profit to €61.6m (2009: €54.0m). This was primarily driven by strong fee income generated from international business and successful equity capital markets transactions for the bank's clients. Stronger revenues from asset management and higher net interest income in the lending business also contributed to Corporate Banking's performance.

The Institutional Clients division remained the highest profit contribution of all segments, increasing pre-tax profit by 7.7% to €72.3m (2009: €67.1m). This was largely due to strong revenues from investment banking and the equities business generated from equity capital markets business. Fixed-income sales benefited from the growing variety of products offered.

The Private Banking segment benefited from the positive stock market trend and increased its pre-tax profit by 2.1% to €29.7m (2009: €29.1m). This was a result primarily of higher revenues from the asset management and the securities businesses.

With pre-tax profit of €49.8m, Global Markets produced a good result, but was 24.2% lower than the extraordinarily high level of €65.7m recorded in 2009. The 2009 result was boosted by strong treasury revenues from money market activities. In 2010 customer-driven equities and derivatives trading activities were particularly successful.

Outlook
With its growth strategy launched in 2010, HSBC Trinkaus aims to significantly increase its market share across all operating divisions, in particular Corporate Banking where the focus is on expanding business with corporate clients in the upper MME segment. With an extended service and product offering, the bank positions itself as one of the three leading banks in Germany for internationally oriented corporate clients, increasingly benefiting from the global network of the HSBC Group. In Private Banking, HSBC Trinkaus looks to expand its position as one of the most important service providers for high net worth private individuals. In the Institutional Clients' business, the bank will focus on taking market opportunities provided by the strong product capabilities of the HSBC Group. The award-winning warrants and certificates retail business is to be expanded and the bank plans to increase its headcount in 2011 to support its strategy.

The final business results for 2010 are scheduled to be published on 14 April 2011.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at
steffen.poerner@hsbctrinkaus.de

Notes to editors:

1. HSBC Trinkaus & Burkhardt
HSBC Trinkaus is one of Germany's leading private banks and part of the globally operating HSBC Group. With 2,440 employees HSBC Trinkaus can be found in seven locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €18.6bn and €115.3bn in funds under management and administration, the bank is the highest rated private commercial bank in Germany with a "AA" Fitch Rating unchanged since December 2007. The bank's central target groups are high net worth private clients, corporate clients and institutional clients.  (Figures as at 31 December 2010).

HSBC Trinkaus' press releases can be found on the www.hsbctrinkaus.de homepage under "Press".

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,455 billion at 31 December 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

HSBC Trinkaus
Consolidated figures according to International Financial Reporting Standards (IFRS)

1. Balance sheet figures in €m	2010	2009	Change (%)
Loans and advances to customers	3,089.6	2,687.5	15.0
Trading assets	10,130.6	10,005.7	1.2
Customer accounts	10,148.0	9,062.1	12.0
Trading liabilities	5,200.1	5,196.7	0.1
Shareholders' equity	1,289.7	1,062.5	21.4
Total assets	18,584.0	18,728.6	- 0.8

2. Income statement in €m
Net interest income	128.7	143.3	- 10.2
Net loan impairment and other credit risk provisions	7.7	22.4	- 65.6
Net fee income	404.0	346.2	16.7
Net operative trading income	124.6	117.9	5.7
Administrative expenses	439.3	400.8	9.6
Operating profit	220.3	196.4	12.2
Pre-tax profit	210.0	163.7	28.3
Net profit for the year	139.4	109.2	27.7

3. Ratios
Return on equity before tax in %	19.6	17.1	-
Cost:income ratio of usual business activity in %	66.9	68.3	-
Funds under management and administration in €bn	115.3	99.1	16.3
Tier 1 capital ratio* in %	13.0	10.4	-
Total capital ratio* in %	17.2	14.8	-

*after allocation to reserves

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 02 March 2011